FORM 6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                          For the month of April, 2002
                         Commission File Number 0-29350


                                  VASOGEN INC.
                 (Translation of Registrant's name into English)


           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 - F or Form 40 - F.)

                         Form 20 - F [X] Form 40 - F [_]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes [_] No [X]

This Form 6-K consists of:


Confirmation of Mailing of Vasogen's Annual Report 2001 and Annual and Special Meeting materials.



                                   SIGNATURE
                                   ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    VASOGEN INC.


                                    By /s/Christopher  Waddick
                                    --------------------------
                                    (Name: Christopher  Waddick)
                                    (Title:   Vice-President, Finance & CFO)

Date:  April 11, 2002

                            [LETTERHEAD-CIBC MELLON]

April 5, 2002

ir@vasogen.com


Nova Scotia Securities Commission       Securities Commission of
                                        Newfoundland and Labrador

Alberta Securities Commission           Saskatchewan Securities Commission

The Manitoba Securities Commission      New Brunswick Securities
                                        Commission

The Toronto Stock Exchange              Ontario Securities Commission

British Columbia Securities Commission  Prince Edward Island Securities
                                        Commission

Commission des valeurs Mobilieres du    Government of the Northwest
Quebec                                  Territories

Government of Yukon                     Government of Nunavut

Dear Sirs:

RE:   VASOGEN INC.

The following items (Files) were sent by prepaid mail to all shareholders of the above-mentioned Company on April 5, 2002.

     [X] Proxy
     [X] Notice of Meeting/Information Circular
     [X] MD & A
     [X] Annual Report for the fiscal year ended November 30, 2001
     [X] Annual Financial Statement for the fiscal year ended November 30, 2001
     [X] Supplemental Mail List Form

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document/files are filed with you as Agent for the Company in compliance with the regulations.

Yours very truly,
CIBC MELLON TRUST COMPANY


Jennifer Andersen
Administrator, Client Services
Direct Dial: (416) 643-5564
pk/CM_Vasogen